UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COLOR IMAGING, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

196245104

(CUSIP Number)

February 1, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 196245104

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) JUI-HUNG WANG

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
	of a Group (See Instructions)	(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization TAIWAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 669,178

	6	Shared Voting Power 0

	7	Sole Dispositive Power 669,178

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 669,178

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9) 6.30%

12	Type of Reporting Person (See Instructions) IN

Statement filed pursuant to Rule 240.13d-1(c)

ITEM 1.

(a)	Name of Issuer
COLOR IMAGING, INC.

(b)	Address of Issuer’s Principal Executive Offices
4350 PEACHTREE INDUSTRIAL BLVD., SUITE 100, NORCROSS, GA 30071

ITEM 2.

(a)	Name of Person Filing
JUI-HUNG WANG

(b)	Address of Principal Business Office or, if none, Residence c/o General Plastic Industrial Co. Ltd., 50 Tzu-Ching Road, Wu-Chi Town, Taichung County, Taiwan

(c)	Citizenship
TAIWAN

(d)	Title of Class of Securities
COMMON

(e)	CUSIP Number
196245104

ITEM 3.

     Not applicable.

ITEM 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

              Mr. Wang is the beneficial owner of and has the sole voting and dispositive power over 669,178 shares of common stock.

(b)	Percent of class:
6.30%

     (c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 669,178

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 669,178

(iv)	Shared power to dispose or to direct the disposition of 0

ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company.

     Not applicable.

ITEM 8. Identification and Classification of Members of a Group.

     Not applicable.

ITEM 9. Notice of Dissolution of a Group.

     Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 14, 2002
Date

/s/ JUI-HUNG WANG
Signature

Name/Title